Exhibit 12.01

PUBLIC SERVICE CO. OF COLORADO AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands, except ratio)

	Year Ended Dec. 31
	2013	2012	2011	2010	2009
Earnings, as defined:
Pretax income	$704,123	$690,620	$625,164	$628,901	$493,725
Add: Fixed charges	232,539	254,443	253,867	233,604	224,041
Total earnings, as defined	$936,662	$945,063	$879,031	$862,505	$717,766
Fixed charges, as defined:
Interest charges	$173,602	$188,094	$186,885	$171,945	$166,212
Interest charges on life insurance policy borrowings	245	310	332	372	324
Interest component of leases	58,692	66,039	66,650	61,287	57,505
Total fixed charges, as defined	$232,539	$254,443	$253,867	$233,604	$224,041
Ratio of earnings to fixed charges	4.0	3.7	3.5	3.7	3.2